Exhibit (a)(1)(G)
This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 11, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Goldman, Sachs & Co. or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
KOMAG, INCORPORATED
at $32.25 Net Per Share
by
STATE M CORPORATION,
a wholly owned subsidiary of
WESTERN DIGITAL TECHNOLOGIES, INC.,
a wholly owned subsidiary of
WESTERN DIGITAL CORPORATION
     State M Corporation (the “Purchaser”), a Delaware corporation and wholly owned subsidiary of Western Digital Technologies, Inc. (“WDTI”), a Delaware corporation and wholly owned subsidiary of Western Digital Corporation (“Parent”), a Delaware corporation, is offering to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a price of $32.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON TUESDAY, AUGUST 7, 2007, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), by and among the Purchaser, Parent and the Company, under which, after completion of the Offer and satisfaction or waiver of all the conditions thereto, the Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of WDTI (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by the Company, the Purchaser or Parent or by shareholders who properly exercise their appraisal rights under Delaware law) will be canceled and converted into the right to receive $32.25 per Share (or any higher price paid in the Offer), without interest. The board of directors of the Company has, among other things, unanimously adopted, approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.
     The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that represents a majority of the sum of (a) all Shares outstanding as of the scheduled expiration of the Offer, plus (b) all Shares issuable upon the exercise of Company stock options and other rights to acquire Shares (excluding the Company’s convertible notes) outstanding as of the scheduled expiration of the Offer that have an exercise price of less than $32.25 and are vested as of the scheduled expiration of the Offer or would vest within two months after the scheduled expiration of the Offer (assuming the satisfaction of the conditions to vesting and assuming consummation of the Offer) (the “Minimum Condition”), and (ii) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the antitrust laws of the People’s Republic of China having expired or been terminated. The Offer is also subject to the other conditions described in the Offer to Purchase. The Offer is not conditioned upon Parent or the Purchaser obtaining financing. If any condition is not satisfied, the Purchaser either must extend the Offer for successive periods of up to ten business days (or any longer period agreed to by Parent and the Company) as described in the Offer to Purchase and, subject to withdrawal rights as set forth below, shall retain all such Shares until the expiration of the Offer as so extended, or waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the expiration of the Offer and not withdrawn. The Purchaser may also extend the Offer for any period as may be required by applicable rules and regulations of the Securities and Exchange Commission or the New York Stock Exchange. If the Purchaser extends the Offer, the Purchaser will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.
     The Purchaser may elect to provide a subsequent offering period of between three and 20 business days immediately following the expiration of the Offer. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to include a subsequent offering period, although the Purchaser reserves the right to do so.
     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (“DTC”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents.
     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 8, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.
     Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company, N.A., the Depositary.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: (888) 628-9011
Banks and Brokers Call Collect: (212) 269-5550
The Dealer Manager for the Offer is:
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(212) 902-1000 (Call Collect)
(800) 323-5678 (Call Toll-Free)
July 11, 2007